Exhibit 99.3

IMPERIAL PETROLEUM INC.

2025 Audited Financial Statements

IMPERIAL PETROLEUM INC.

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Imperial Petroleum Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Imperial Petroleum Inc. and subsidiaries (the “Company”) as of December 31, 2024 and 2025, the related consolidated statements of comprehensive income, stockholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece

April 29, 2026

We have served as the Company’s auditor since 2021.

Imperial Petroleum Inc.

Consolidated balance sheets

(Expressed in United States dollars)

	As of December 31, 2024	As of December 31, 2025
Assets
Current assets
Cash and cash equivalents	67,783,531	5,771,505
Time deposits	138,948,481	173,282,440
Trade and other receivables	13,456,083	13,403,555
Other current assets (Note 12)	652,769	1,107,956
Claim receivables	—	479,488
Inventories	7,306,356	4,720,873
Advances and prepayments	250,562	245,014

Total current assets	228,397,782	199,010,831

Non current assets
Operating lease right-of-use asset	78,761	—
Vessels, net (Note 4)	208,230,018	335,406,781
Investment in related party (Note 3)	12,798,500	12,990,167

Total non current assets	221,107,279	348,396,948

Total assets	449,505,061	547,407,779

Liabilities and Stockholders’ Equity
Current liabilities
Trade accounts payable	5,243,872	5,959,924
Payable to related parties (Note 3)	18,725,514	3,038,447
Accrued liabilities (Note 6)	3,370,020	4,195,986
Deferred income	1,419,226	3,399,325
Operating lease liability, current portion	78,761	—

Total current liabilities	28,837,393	16,593,682

Total liabilities	28,837,393	16,593,682

Commitments and contingencies (Note 16)
Stockholders’ equity
Capital stock, $0.01 par value, 2,000,000,000 authorized at December 31, 2024 and 2025, 38,275,518 issued and 34,023,635 shares outstanding at December 31, 2024 and 48,900,620 shares issued and 44,648,737 shares outstanding as at December 31, 2025 (Note 8)	382,755	489,006
Preferred stock, 200,000,000 authorized (Note 8)
Preferred stock, Series A, $0.01 par value, 800,000 preferred shares authorized, 795,878 preferred shares, issued and outstanding at December 31, 2024 and 2025 (Note 8)	7,959	7,959
Preferred stock, Series B, $0.01 par value, 16,000 preferred shares authorized, 16,000 preferred shares, issued and outstanding at December 31, 2024 and 2025 (Note 8)	160	160
Treasury stock 4,251,883 shares at December 31, 2024 and 2025, respectively with a par value of $0.01 per share (Note 8)	(8,390,225)	(8,390,225)
Additional paid-in capital (Note 8)	282,642,357	344,445,271
Retained earnings	146,024,662	194,261,926

Total stockholders’ equity	420,667,668	530,814,097

Total liabilities and stockholders’ equity	449,505,061	547,407,779

The accompanying notes are an integral part of these consolidated financial statements.

Imperial Petroleum Inc.

Consolidated statements of comprehensive income

(Expressed in United States dollars)

	For the years ended December 31,
	2023	2024	2025
Revenues
Revenues (Note 12)	183,725,820	147,479,980	161,004,306

Total revenues	183,725,820	147,479,980	161,004,306

Expenses / (income)
Voyage expenses	60,276,962	50,168,529	47,426,686
Voyage expenses – related party (Notes 3)	2,253,979	1,856,361	1,973,331
Vessels’ operating expenses (Note 13)	25,295,851	26,044,734	37,198,535
Vessels’ operating expenses – related party (Notes 3, 13)	346,583	328,000	523,000
Dry-docking costs	6,551,534	1,691,361	1,744,525
Management fees – related party (Note 3)	1,606,440	1,672,440	2,574,440
General and administrative expenses (including $465,176, $490,054 and $490,782 to related party) (Note 3)	4,934,468	4,894,070	4,615,373
Depreciation (Note 4)	15,629,116	16,991,900	25,930,557
Other operating income (Note 14)	—	(1,900,000)	(885,443)
Impairment loss (Note 1, 4)	8,996,023	—	—
Net gain on sale of vessel – related party (Note 3)	(8,182,777)	—	—
Net loss on sale of vessel (Note 4)	—	1,589,702	—

Total expenses, net	117,708,179	103,337,097	121,101,004

Income from operations	66,017,641	44,142,883	39,903,302

Other (expenses) / income
Interest and finance costs	(1,821,908)	(16,269)	(12,906)
Interest expense – related party (Note 3)	—	(382,051)	(2,311,041)
Interest income	4,470,396	6,668,877	7,258,348
Interest income – related party (Note 3)	1,363,360	1,636,640	—
Dividend income from related party (Note 3)	404,167	762,500	760,417
Foreign exchange gain / (loss)	700,346	(2,654,808)	4,380,127

Other income, net	5,116,361	6,014,889	10,074,945

Net income	71,134,002	50,157,772	49,978,247

Earnings per share attributable to common shareholders — basic (Note 11)	3.22	1.54	1.35

Earnings per share attributable to common shareholders — diluted (Note 11)	2.93	1.40	1.29

Weighted average number of shares, basic	18,601,539	29,933,920	34,499,909

Weighted average number of shares, diluted	22,933,671	33,010,419	36,230,221

The accompanying notes are an integral part of these consolidated financial statements.

Imperial Petroleum Inc.

Consolidated statements of stockholders’ equity

(Expressed in United States dollars)

	Capital stock		Treasury stock		Preferred stock
	Number of Shares (Note 8)	Amount (Note 8)	Number of Shares (Note 8)	Amount (Note 8)	Number of Shares (Note 8)	Amount (Note 8)	Additional Paid-in Capital (Note 8)	(Accumulated Deficit)/ Retained Earnings	Total
Balance, January 1, 2023*	12,972,358	129,724	—	—	811,878	8,119	252,912,550	28,604,125	281,654,518

Issuance of common stock (including the exercise of warrants) net of issuance costs	11,767,579	117,676	—	—	—	—	27,460,093	—	25,577,769
Stock repurchase	—	—	(3,444,536)	(5,885,727)	—	—	—	—	(5,885,727)
Warrants repurchase							(1,521,738)	—	(1,521,738)
Issuance of restricted shares and stock based compensation	1,585,311	15,853	—	—	—	—	2,419,002	—	2,434,855
Dividends declared on series A preferred shares ($2.19 per preferred share)	—	—	—	—	—	—	—	(1,740,983)	(1,740,983)
Dividends declared on Series C preferred shares ($28.06 per preferred share) (Note 9)	—	—	—	—	—	—	—	(389,271)	(389,271)
Conversion of Series C preferred shares (Note 9)	6,932,043	69,320	—	—	—	—	9,930,680	6,507,789	16,507,789
Deemed dividends declared on Series C preferred shares ($0.94 per preferred share) (Note 9)	—	—	—	—	—	—	—	(6,507,789)	(6,507,789)
Net Income	—	—	—	—	—	—	—	71,134,002	71,134,002
Distribution of net assets of C3is	—	—	—	—	—	—	(20,957,952)	—	(20,957,952)

Balance December 31, 2023*	33,257,291	332,573	(3,444,536)	(5,885,727)	811,878	8,119	270,242,635	97,607,873	362,305,473

Exercise of warrants	4,300,000	43,000	—	—	—	—	8,534,822	—	8,577,822
Stock repurchase	—	—	(807,347)	(2,504,498)	—	—	—	—	(2,504,498)
Issuance of restricted shares and stock based compensation	421,352	4,213	—	—	—	—	3,392,869	—	3,397,082
Dividends declared on Series A preferred shares ($2.19 per preferred share)	—	—	—	—	—	—	—	(1,740,983)	(1,740,983)
Net income	—	—	—	—	—	—	—	50,157,772	50,157,772
Exercise of stock options	296,875	2,969	—	—	—	—	472,031	—	475,000

Balance, December 31, 2024	38,275,518	382,755	(4,251,883)	(8,390,225)	811,878	8,119	282,642,357	146,024,662	420,667,668

Exercise of warrants	1,033,333	10,333	—	—	—	—	2,056,333	—	2,066,666
Issuance of common stock, net of issuance costs	8,423,900	84,239	—	—	—	—	55,915,610	—	55,999,849
Issuance of restricted shares and stock based compensation	820,994	8,210	—	—	—	—	3,179,440	—	3,187,650
Exercise of stock options	346,875	3,469	—	—	—	—	651,531	—	655,000
Dividends declared on series A preferred shares ($2.19 per preferred share)	—	—	—	—	—	—	—	(1,740,983)	(1,740,983)
Net income	—	—	—	—	—	—	—	49,978,247	49,978,247

Balance, December 31, 2025	48,900,620	489,006	(4,251,883)	(8,390,225)	811,878	8,119	344,445,271	194,261,926	530,814,097

*	Adjusted to reflect the reverse stock split effect on April 28, 2023 (see Note 1 and 8)

The accompanying notes are an integral part of these consolidated financial statements.

Imperial Petroleum Inc.

Consolidated statements of cash flows

(Expressed in United States dollars)

	For the years ended December 31,
	2023	2024	2025
Cash flows from operating activities:
Net income for the year	71,134,002	50,157,772	49,978,247
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	15,629,116	16,991,900	25,930,557
Amortization of deferred finance charges	474,039	—	—
Noncash lease expense	62,609	71,237	78,761
Shared based compensation	2,434,855	3,397,082	3,187,650
Impairment loss	8,996,023	—	—
Net gain on sale of vessel – related party	(8,182,777)	—	—
Net loss on sale of vessel	—	1,589,702	—
Unrealized foreign exchange (gain)/loss on time deposits	(426,040)	1,983,810	(967,751)
Dividends income from related party	(404,167)	—	—
Changes in operating assets and liabilities:
(Increase)/decrease in Trade and other receivables	(6,477,912)	42,730	52,528
Other current assets	(62,771)	(349,996)	(455,187)
Claim receivables	—	—	(479,488)
Inventories	(1,908,513)	(15,233)	2,585,483
Changes in operating lease liabilities	(62,609)	(71,237)	(78,761)
Advances and prepayments	(181,990)	(88,625)	5,548
Due from related party	(2,940,967)	2,206,821	(191,667)
Increase/(decrease) in Trade accounts payable	118,523	(2,173,926)	716,052
Due to related parties	—	3,091,759	(2,386,635)
Accrued liabilities	1,383,841	361,520	825,966
Deferred income	(54,903)	500,110	1,980,099

Net cash provided by operating activities	79,530,359	77,695,426	80,781,402

Cash flows from investing activities:
Dividends income received	241,667	—	—
Proceeds from sale of vessel, net	3,865,890	41,153,578	—
Payments for acquisition and capitalized expenses of vessels	(28,145,103)	(74,672,266)	(1,707,320)
Purchase of bank time deposits	(167,501,480)	(259,603,451)	(318,126,975)
Maturity of bank time deposits	203,827,710	150,770,970	284,760,767
Proceeds from seller financing	—	35,700,000	—

Net cash provided by/(used in) investing activities	12,288,684	(106,651,169)	(35,073,528)

Cash flows from financing activities:
Proceeds from exercise of stock options	—	475,000	655,000
Proceeds from equity offerings	29,070,586	—	60,000,570
Proceeds from warrants exercise	—	8,600,000	2,066,666
Stock issuance costs	(1,492,817)	—	(4,000,721)
Issuance costs on warrants exercise	—	(22,178)	—
Stock repurchase	(5,885,727)	(2,504,498)	—
Warrants repurchase	(1,521,738)	—	—
Dividends paid on preferred shares	(2,130,254)	(1,736,562)	(1,736,415)

	For the years ended December 31,
	2023	2024	2025
Loan repayments	(70,438,500)	—	—
Repayment of seller and capital expenditures financing	—	—	(164,705,000)
Cash retained by C3 is Inc. at spin off	(5,000,000)	—	—

Net cash (used in)/ provided by financing activities	(57,398,450)	4,811,762	(107,719,900)

Net increase/(decrease) in cash, cash equivalents	34,420,593	(24,143,981)	(62,012,026)
Cash, cash equivalents at the beginning of the year	57,506,919	91,927,512	67,783,531

Cash, cash equivalents at the end of the year	91,927,512	67,783,531	5,771,505

Supplemental cash flow information:
Interest paid	1,735,054	—	2,693,092
Non cash investing activity – Vessel improvements included in liabilities	859,320	—	—
Non cash investing and financing activity – Part payment of vessel acquisition through issuance of Series C Preferred Shares	10,000,000	—	—
Non cash investing activity – Dividend on Series A Perpetual Convertible Preferred shares included in investment in related party	162,500	162,500	354,167
Non cash investing activity – Vessel acquisition included in payable to related parties	—	13,305,000	—
Non cash investing activity – Seller financing included in receivables from related party	35,700,000	—	—
Non cash financing activity – Dividend on Series A Preferred Shares included in payable to related parties	—	4,421	8,989
Distribution of net assets of C3 is Inc. to shareholders and warrant holders	20,957,952	—	—

The accompanying notes are an integral part of these consolidated financial statements.

Imperial Petroleum Inc.

Notes to the consolidated financial statements

(Expressed in United States dollars)

1.	General Information and Basis of Presentation

Imperial Petroleum Inc. (“Imperial”) was formed by StealthGas Inc (the “former Parent Company”) on May 14, 2021 under the laws of the Republic of the Marshall Islands. Initial share capital of Imperial consisted of 33 common shares. StealthGas Inc. separated its crude and product tankers by transferring to Imperial its interest in 4 subsidiaries, Clean Power Inc., MR Roi Inc., King of Hearts Inc. and Tankpunk Inc. (the “Subsidiaries”), each owning one tanker. The transfer was completed on November 10, 2021 in exchange for 318,318 newly issued common shares and 795,878 Series A 8.75% Preferred Shares (the “Series A Preferred Shares”) in Imperial. On December 3, 2021, StealthGas Inc. distributed the 318,351 common shares and 795,878 8.75% Series A Preferred Shares (with a liquidation preference of $25.00 per share) in Imperial to holders of StealthGas Inc.’s common stock on a pro rata basis (the “2021 Spin-Off”).

The accompanying consolidated financial statements include the accounts of Imperial and its wholly owned subsidiaries (collectively, the “Company”) using the historical carrying costs of the assets and the liabilities of the Subsidiaries from their dates of incorporation until their dates of disposal, if any.

On June 21, 2023, the Company completed the spin-off transaction (the “Spin-off”) of its wholly-owned subsidiary C3is Inc. (“C3is”), which was formed by the Company in July 2022. Prior to the Spin-off, Imperial received all issued and outstanding common shares and all 600,000 5.00% Series A Perpetual Convertible Preferred shares of C3is (Note 3) in exchange for the contribution to C3is of the entities owning Imperial’s two Handysize drybulk carriers, “Eco Bushfire” and “Eco Angelbay” together with $5,000,000 in cash as working capital. Imperial, as the sole shareholder of C3is, distributed the common shares it held in C3is to the Company’s stockholders and warrant holders in accordance with the terms of the Company’s outstanding warrants on a pro rata basis on June 21, 2023. Common shares of C3is commenced trading on June 21, 2023 on the Nasdaq Capital Market under the ticker symbol “CISS”. Imperial Inc. continues to operate in the tanker and dry bulk shipping market and remains a publicly traded company.

The assets and liabilities of C3is on June 21, 2023, were as follows:

June 21, 2023
Cash and cash equivalents	5,000,000
Trade and other receivables	877,202
Inventories	124,813
Advances and prepayments	192,961
Due from related party	188,750
Vessels, net (after impairment of $8,996,023)	28,500,000
Trade accounts payable	816,187
Accrued and other liabilities	357,647
Deferred income	115,940
Net assets of C3is distributed to stockholders and warrantholders	33,593,952
Less investment in preferred shares of C3is issued as part of Spin-off	(12,636,000)
Distribution of net assets of C3is to stockholders and warrantholders	20,957,952

At December 31, 2025, the Company’s fleet was comprised of 19 vessels consisting of 7 medium range

(M.R.) type Product tankers, 2 Suezmax crude oil tankers, 3 Handysize drybulk carriers, 5 Supramax drybulk carriers and 2 Kamsarmax drybulk carriers providing worldwide marine transportation services under long, medium or short-term charters.

The Company’s vessels are managed by Stealth Maritime Corporation S.A. (the “Manager”), a company controlled by members of the family of the Company’s Chief Executive Officer. The Manager, a related party, was incorporated in Liberia and registered in Greece on May 17, 1999 under the provisions of law 89/1967, 378/1968 and article 25 of law 27/75 as amended by article 4 of law 2234/94. (Note 3).

At December 31, 2025, the Company held 100% interest in the below companies.

Company	Date of Incorporation	Name of Vessel Owned by Subsidiary		Dead Weight Tonnage (“dwt”)	Acquisition Date	Disposal Date
Clean Power Inc.	5/2/2007	Magic Wand		47,000	9/1/2008	—
MR Roi Inc.	5/2/2007	Clean Thrasher		47,000	27/2/2008	—
King of Hearts Inc.	17/3/2008	Clean Sanctuary		46,000	14/7/2009	—
Nirvana Product Trading Inc	25/2/2022	Clean Nirvana		50,000	28/3/2022	—
Volume Jet Trading Inc.	25/2/2022	Clean Justice		46,000	31/5/2022	—
Intercontinental Crude and Product Enterprises Inc.	18/5/2022	Suez Enchanted		160,000	3/6/2022	—
Petroleum Trading and Shipping Inc.	21/4/2022	Suez Protopia		160,000	3/6/2022	—
Haven Exotic Trading Inc.	31/1/2023	Eco Wildfire		33,000	28/3/2023	—
Blue Oddysey International Inc.	31/1/2023	Glorieuse		38,000	27/3/2023	—
Aquatic Success International Inc.	6/9/2023	Aquadisiac		51,000	18/2/2024	—
Alpine Hydrocarbons Inc.	6/9/2023	Gstaad Grace II	*	113,000	28/2/2024	26/4/2024
Poseidonas Corporation Inc.	20/5/2024	Neptulus		33,000	24/8/2024	—
Imperial Petroleum Product Solutions Inc.	20/5/2024	Clean Imperial		40,000	10/1/2025	—
Artemisia Commodities Inc.	13/9/2024	Eco Sikousis		82,000	31/5/2025	—
Aurelia World Transports Inc.	13/9/2024	Eco Czar		82,000	14/6/2025	—
Guinevere Dry Cargoes Inc.	13/9/2024	Supra Duke		56,000	13/6/2025	—
Edrys Shipments Inc.	13/9/2024	Supra Baron		56,000	22/6/2025	—
Ophelia Grain Inc.	13/9/2024	Supra Sovereign		56,000	19/6/2025	—
Laurentia Bulk Inc.	13/9/2024	Supra Monarch		56,000	23/5/2025	—
Sapphira Wheat Inc.	13/9/2024	Supra Pasha		56,000	26/4/2025	—
Marvellous Iron Transport Inc.**	30/12/2025	—		—	—	—
Ancient Mythology Trading Inc.****	22/12/2025	—		—	—	—
Blackhawk Fire Industries Inc. ***	30/12/2025	—		—	—	—
Catharge Transports Inc. ****	30/12/2025	—		—	—	—
Out and About Grain and Wheat Inc. ****	22/12/2025	—		—	—	—
Panacea Potions Inc. ****	22/12/2025	—		—	—	—
Rider Petroleum Products Inc. ****	22/12/2025	—		—	—	—

*	The vessel Gstaad Grace II was sold on April 26, 2024 (Note 3) and the vessel owning company became dormant.
**	The Post Panamax bulker vessel “Post Marvel” owned by Marvellous Iron Transport Inc. was delivered to the Company on January 12, 2026 (Notes 3, 17)
***	The drybulk carrier vessel “Eco Crossfire” owned by Blackhawk Fire Industries Inc. was delivered to the Company on April 3, 2026 (Notes 3, 17)
****	Companies are associated with the acquisition of four drybulk carriers and one product tanker (Note 3).

Effective as of the opening of trading on April 28, 2023, the Company effected a one-for-fifteen reverse stock split of its shares of common stock. The reverse stock split affected all outstanding shares of common stock. No fractional shares were issued in connection with the reverse split. Stockholders who would otherwise hold a fractional share of the Company’s common stock received a cash payment in lieu of such fractional share. Furthermore, in connection with the reverse stock split, the exercise price of the Company’s outstanding warrants at that date increased and the number of shares issuable upon their exercise decreased in accordance with their terms. In addition, the conversion price of the Company’s Series C Cumulative Convertible Perpetual Preferred Shares was proportionately adjusted in accordance with their terms (Note 9). The par value and other terms of the Company’s shares of common stock were not affected by the reverse stock split.

During 2023, 2024 and 2025 one, two and two charterers, respectively, accounted for 10% or more of the Company’s revenues.

	Year ended December 31,
Charterer	2023	2024	2025
A	21%	—	—
B	—	10%	19%
C	—	11%	—
D	—	—	12%

2.	Significant Accounting Policies

Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and include the accounts of Imperial Petroleum Inc. and its subsidiaries referred to in Note 1 from their date of incorporation/ acquisition and until their date of disposal. All inter-company balances and transactions have been eliminated upon consolidation.

Use of Estimates: The preparation of the accompanying consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses recognized during the reporting period. Actual results could differ from those estimates.

Other comprehensive (loss) / income: The Company has no other comprehensive (loss) / income and accordingly comprehensive (loss) / income equals net (loss) / income for all periods presented. As such, no statement of comprehensive (loss) / income has been presented.

Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company’s vessels operate in international shipping markets, which utilize the U.S. Dollar as the functional currency. The accounting books of the Company are maintained in U.S. Dollars. Transactions involving other currencies are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated to reflect the period end exchange rates. Resulting gains or losses are separately reflected in the accompanying consolidated statements of comprehensive income.

Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with original maturity of three months or less to be cash equivalents.

Time Deposits: Time deposits held with banks with original maturities longer than three months are classified and presented as Time Deposits. In the event remaining maturities are shorter than 12 months, such deposits are classified as current assets; if original maturities are longer than 12 months, such deposits are classified as non-current assets.

Trade Receivables: The amount shown as trade receivables includes estimated recoveries from charterers for hire, freight and demurrage billings, net of allowance for doubtful accounts. The Company assesses collectability by reviewing trade receivables on an individual basis when the Company identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status. The Company also considers customer-specific information, current market conditions and reasonable and supportable forecasts of future economic conditions to determine adjustments to historical loss data. The Company assessed that any impairment of trade receivables arising from operating leases, i.e. time charters, should be accounted in accordance with ASC 842, while all other receivables are assessed for expected credit losses under ASC 326. Under the simplified approach of ASC 326, the Company recognizes lifetime expected credit losses (“ECLs”) on receivables and the loss allowance is always equal to ECLs. With regards to operating lease receivables, ASC 842 requires lessors to evaluate the collectability of all lease payments. If collection of all operating lease payments, plus any amount necessary to satisfy a residual value guarantee, is not probable (either at lease commencement or after the commencement date), lease income is constrained to the lesser of cash collected or lease income reflected on a straight-line or another systematic basis, plus variable rent when it becomes accruable. No provision for doubtful accounts was required for the periods presented.

Claim Receivables: Claim receivables are recorded on the accrual basis and represent the claimable expenses, net of deductibles, incurred through each balance sheet date, for which recovery from insurance companies is probable and claim is not subject to litigation. Any remaining costs to complete the claims are included in accrued liabilities.

Inventories: Inventories consist of bunkers (for vessels under voyage charter or on ballast or idle) and lubricants which are stated at the lower of cost and net realizable value. The cost is determined by the first-in, first-out method. The Company considers victualing and stores as being consumed when purchased and, therefore, such costs are expensed when incurred.

Vessels, net: Vessels, net are stated at cost less depreciation and impairment, if any. Cost consists of the contract price less discounts and any material expenses incurred upon acquisition (initial repairs, improvements, acquisition and expenditures made to prepare the vessel for its initial voyage). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels, or otherwise are charged to expenses as incurred.

Impairment or Disposal of Long-lived Assets: Impairment charges are recorded for long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. If indicators of impairment are present, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related vessels, quarterly. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value and the difference is recorded as an impairment loss in the consolidated statements of comprehensive income. Various factors including anticipated future charter rates, estimated scrap values, future dry-docking costs and estimated vessel operating costs are included in this analysis. These factors are based on historical trends as well as future expectations. Undiscounted cash flows are determined by considering the revenues from existing charters for those vessels that have long term employment and when there is no charter in place the estimates based on historical average rates for the respective class of vessel.

Vessels’ Depreciation: The cost of each of the Company’s vessels is depreciated on a straight-line basis over the vessel’s remaining economic useful life, after considering the estimated residual value. Management estimates the useful life of each of the Company’s vessels to be 25 years, from the date of their construction.

Segment Reporting: The Chief Executive Officer, who is the Chief Operating Decision Maker (“CODM”), receives financial information and evaluates the Company’s operations by total charter revenues and not by the type of vessel, length of vessel employment, customer or type of charter. The CODM does not use discrete financial information to evaluate the operating results of each type of charter or vessel but is instead regularly provided with only the consolidated expenses as noted on the face of the consolidated statements of comprehensive income. Although revenue can be identified for these types of charters or vessels, management cannot and does not identify expenses, profitability or other financial information for these various types of charters or vessels. As a result, management, including the CODM, reviews operating results solely by revenue per day and operating results of the fleet and the CODM assesses performance for the vessel operations and decides how to allocate resources based on consolidated net income. Thus, the Company has determined that it operates under one reportable segment as well as one operating segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographical information is impracticable.

Accounting for Special Survey and Dry-docking Costs: Special survey and dry-docking costs are expensed in the period incurred.

Accounting for Revenue and Related Expenses: The Company generates revenues from charterers for the charter hire of its vessels. Vessels are chartered on time charters or voyage charters.

A time charter is a contract for the use of a vessel for a specific period of time and a specified daily charter hire rate, which is generally payable in advance. Operating costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubricants are paid for by the Company under time charter agreements. A time charter generally provides typical warranties and owner protective restrictions. The performance obligations in a time charter are satisfied over the term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the owner of the vessel. Some of the Company’s time charters may also contain profit sharing provisions, under which the Company can realize additional revenues in the event that spot rates are higher than the base rates in these time charters. The Company’s time charter contracts are classified as operating leases pursuant to Accounting Standards Codification (“ASC”) 842 – Leases, because (i) the vessel is an identifiable asset (ii) the owner of the vessel does not have substantive substitution rights and (iii) the charterer has the right to control the use of the vessel during the term of the contract and derives the economic benefits from such use. Time charter revenues are recognized when a charter agreement exists, the vessel is made available to the charterer and collection of the related revenue is reasonably assured. Time charter revenues are recognized as earned on a straight-line basis over the term of the charter as service is provided. Revenues from profit sharing arrangements in time charters are recognized in the period earned. Under time charter agreements, all voyages expenses, except commissions are assumed by the charterer.

The Company elected to make use of a practical expedient for lessors, not to separate the lease and non-lease components included in the time charter revenue but rather to recognize operating lease revenue as a combined single lease component for all time charter contracts as the related lease component, the hire of a vessel, and the non-lease component, the fees for operating and maintaining the vessel, have the same timing and pattern of transfer (both the lease and non-lease components are earned by passage of time) and the predominant component is the lease.

A voyage charter is a contract in which the vessel owner undertakes to transport a specific amount and type of cargo on a load port-to-discharge port basis, subject to various cargo handling terms. The Company accounts for a voyage charter when all the following criteria are met: (1) the parties to the contract have approved the contract in the form of a written charter agreement and are committed to perform their respective obligations, (2) the Company can identify each party’s rights regarding the services to be transferred, (3) the Company can identify the payment terms for the services to be transferred, (4) the charter agreement has commercial substance (that is, the risk, timing, or amount of the Company’s future cash flows is expected to change as a result of the contract) and (5) it is probable that the Company will collect substantially all of the consideration to which it will be entitled in exchange for the services that will be transferred to the charterer. The Company determined that its voyage charters consist of a single performance obligation, which is to provide the charterer with an integrated transportation service within a specified time period, and is met evenly as the voyage progresses and begins to be satisfied once the vessel is ready to load the cargo. The voyage charter party agreement generally has a demurrage/despatch clause according to which, in the case of demurrage the charterer reimburses the vessel owner for any potential delays exceeding the allowed lay-time as per the charter party clause at the ports visited which is recorded as demurrage revenue, while in the case of despatch, the owner reimburses the charterer for the earlier discharging of the cargo from the agreed time. In addition, the Company has concluded that a contract for a voyage charter meets the criteria to recognize revenue over time because the charterer simultaneously receives and consumes the benefits of the Company’s performance as the Company performs. Therefore, since the Company’s performance obligation under each voyage contract is met evenly as the voyage progresses, revenues from voyage charters are recognized on a straight-line basis over the voyage duration which commences once the vessel is ready to load the cargo and terminates upon the completion of the discharge of the cargo. Demurrage/ despatch revenues/expenses are recognized when the amount can be estimated and its collection/payment is probable. In voyage charters, vessel operating and voyage expenses are paid for by the Company. The voyage charters are considered service contracts which fall under the provisions of ASC 606 because the Company retains control over the operations of the vessels such as the routes taken or the vessels’ speed.

Deferred income mainly represents cash received for undelivered performance obligations. The portion of the deferred revenue that will be earned within the next twelve months is classified as current liability and the remaining as long-term liability.

Vessel voyage expenses are direct expenses to voyage revenues and primarily consist of brokerage commissions, port expenses, canal dues and bunkers. Brokerage commissions are paid to shipbrokers and the Manager for their time and efforts for negotiating and arranging charter party agreements on behalf of the Company and expensed over the related charter period and all the other voyage expenses are expensed as incurred except for expenses during the ballast portion of the voyage. Any expenses incurred during the ballast portion of the voyage (period between the contract date and the date of the vessel’s arrival to the load port) such as bunker expenses, canal tolls and port expenses are deferred and are recognized on a straight-line basis, in voyage expenses, over the voyage duration as the Company satisfies the performance obligations under the contract provided these costs are (1) incurred to fulfill a contract that the Company can specifically identify, (2) able to generate or enhance resources of the company that will be used to satisfy performance of the terms of the contract, and (3) expected to be recovered from the charterer. These costs are considered ‘contract fulfillment costs’ and are included in ‘other current assets’ in the accompanying consolidated balance sheets.

Vessel operating expenses comprise all expenses relating to the operation of the vessel, including crewing, repairs and maintenance, insurance, stores, lubricants and other operating expenses. Vessel operating expenses are expensed as incurred.

Equity Compensation Plan: Share-based compensation includes vested and non-vested shares and options to purchase common shares that may be granted to employees of the Company, to employees of the Manager and to non-employee directors, for their services as directors and is included in General and administrative expenses in the consolidated statements of comprehensive income. These shares are measured at their fair value. The fair value of the restricted shares is equal to the market value of the Company’s common stock on the grant date. The fair value of each option to purchase a common share granted is estimated on the date of the grant using the Black-Scholes option pricing model. The shares that do not contain any future service vesting conditions are considered vested shares and the total fair value of such shares is recognized in full on the grant date. The restricted shares and the options to purchase common shares that contain a time-based service vesting condition are considered non-vested on the grant date and a total fair value of such awards is recognized over the vesting period on a straight-line basis over the requisite service period for each separate portion of the award as if the award was, in substance, multiple awards (graded vesting attribution method). The fair value is recognized (as compensation expense) over the requisite service period for all awards that vest. The Company accounts for forfeitures as they occur.

Dividends: Dividends on cumulative preferred shares are recorded when declared. Dividends are recorded in equity against retained earnings to the extent there are retained earnings on the date of recording, while any shortfall is recorded in additional paid-in capital.

Earnings per common share: Basic earnings per common share are computed under the two-class method by dividing net income by the weighted average number of common shares outstanding during the period. Dividends on cumulative redeemable perpetual preferred shares reduce the income available to common shareholders, (whether or not earned). Diluted earnings per common share, reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. Dilution is computed by either the treasury stock method or the two–class method, whichever results in the more dilutive effect. Under the treasury stock method, all of the Company’s dilutive securities are assumed to be exercised or converted and the proceeds used to repurchase common shares at the weighted average market price of the Company’s common stock during the relevant periods. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings per share computation to the extent these are not anti-dilutive.

Offering costs: Expenses directly attributable to an equity offering are deferred and set off against the proceeds of the offering within paid-in capital, unless the offering is aborted, in which case they are written-off and charged to earnings.

Distinguishing Liabilities from Equity: The Company follows the provisions of ASC 480 “Distinguishing liabilities from equity” and ASC 815 “Derivatives and Hedging” to determine the classification of certain freestanding financial instruments as either liabilities or equity. ASC 480 requires that a warrant which contains an obligation that may require the issuer to redeem the shares in cash, be classified as a liability and accounted for at fair value. The Company further analyses the key features of the warrants and examines whether certain of these features affect their classification under ASC 815.

Investment in related party (Financial Instruments, Recognition and Measurement): The Company has elected to measure equity securities without a readily determinable fair value, that do not qualify for the practical expedient in ASC 820 Fair Value Measurement to estimate fair value using the Net Asset Value (“NAV”) per share (or its equivalent), at its cost minus impairment, if any. At each reporting period, the Company also evaluates indicators such as the investee’s performance and its ability to continue as going concern and market conditions, to determine whether an investment is impaired in which case, the Company will estimate the fair value of the investment to determine the amount of the impairment loss.

Stock and warrant repurchases: The Company records the repurchase of its common shares and warrants at cost. The Company’s common shares repurchased for retirement are immediately cancelled and the Company’s common stock is accordingly reduced. Any excess of the cost of the shares over their par value is allocated in additional paid-in capital, in accordance with ASC 505-30-30, Treasury Stock. For warrants repurchased, if the instrument is classified as equity, any cash paid in the settlement is recorded as an offset to additional paid-in capital. The Company’s warrants are all classified as equity.

Recent Accounting Pronouncements:

In November 2024, the FASB issued ASU 2024-03, “Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The standard is intended to require more detailed disclosure about specified categories of expenses (including employee compensation, depreciation and amortization) included in certain expense captions presented on the face of the income statement. The amendments primarily affect disclosure requirements (and do not change expense recognition or income statement presentation) and generally require disaggregation, in the notes, of relevant expense captions into prescribed natural expense categories, as well as disclosures about selling expenses. In January 2025, the FASB issued ASU 2025-01, which clarifies the effective date of ASU 2024-03.

This ASU is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either prospectively to financial statements issued for reporting periods after the effective date of this ASU or retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating the impact of this standard on its financial statements.

In July 2025, the FASB issued ASU 2025-05, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets.” This standard clarifies the measurement of expected credit losses for accounts receivable and contract assets within its scope. The Company is currently evaluating the impact of the adoption of this guidance on its consolidated financial statements and related disclosures.

In December 2025, the FASB issued ASU 2025-11, “Interim Reporting (Topic 270): Narrow-Scope Improvements.” The amendments clarify the applicability of Topic 270 to interim financial statements and notes prepared in accordance with GAAP, provide a comprehensive list of interim disclosure requirements and add a disclosure principle requiring disclosure of events and changes since the end of the most recent annual reporting period that have a material impact on the entity. For public business entities, the amendments are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of this guidance on its consolidated financial statements and related disclosures.

In December 2025, the FASB issued ASU 2025-12, “Codification Improvements.” The amendments clarify, correct errors in, and make minor improvements to various topics in the FASB Accounting Standards Codification. The amendments are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of this guidance on its consolidated financial statements and related disclosures.

3.	Transactions with Related Parties

The Manager provides the vessels with a wide range of shipping services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services, for a fixed daily fee of $440 per vessel operating under a voyage or time charter (the “Management fees”) and a brokerage commission of 1.25% on freight, hire and demurrage per vessel (the “Brokerage commissions”), as per the management agreement between the Manager and the Company. In addition, the Manager arranges for supervision onboard the vessels, when required, by superintendent engineers and when such visits exceed a period of five days in a twelve month period, an amount of $500 is charged for each additional day (the “Superintendent fees”).

The Manager also provides crew management services to the Company’s vessels. These services have been subcontracted by the Manager to an affiliated ship-management company, Hellenic Manning Overseas Inc. (ex. Navis Maritime Services Inc.). The Company pays to the Manager a fixed monthly fee of $2,500 per vessel for crew management services (the “Crew management fees”).

The Manager also acts as a sales and purchase broker for the Company in exchange for a commission fee equal to 1% of the gross sale or purchase price of vessels or companies. The commission fees relating to vessels purchased (“Commissions – vessels purchased”) are capitalized to the cost of the vessels as incurred. The commission fees relating to vessels sold (“Commissions – vessels sold”) are included in the consolidated statements of comprehensive income.

In addition to management services, the Company reimburses the Manager for the compensation of its executive officers (the “Executive compensation”). Furthermore, the Company rents office space from the Manager and incurs a rental expense (the “Rental expense”).

On February 14, 2023, the Company entered into memoranda of agreement with companies affiliated with members of the family of the Company’s Chief Executive Officer for the acquisition of the vessels “Glorieuse” and “Eco Wildfire” for a total consideration of $35,500,000. The vessels were delivered to the Company on March 27, 2023 and March 28, 2023, respectively. The aggregate purchase price of $18,500,000 of the vessel Glorieuse comprised of $8,500,000 in cash and 13,875 Series C Cumulative Convertible Perpetual Preferred Shares (“Series C Preferred Shares”) (Note 9).

On June 21, 2023, the Company completed the Spin-off (Note 1) and received 600,000 Series A Perpetual Convertible Preferred shares of C3is, having a liquidation preference of $25 per share and a par value of $0.01 per share. The Company is the holder of all of the issued and outstanding Series A Perpetual Convertible Preferred share of C3is (Note 1). The Series A Perpetual Convertible Preferred shares entitle the Company to a number of votes equal to the number of C3is common shares into which the shares are then convertible multiplied by 30 provided however, that voting rights may not be exercised pursuant to Series A Perpetual Convertible Preferred shares that would result in the aggregate voting power of any beneficial owner of such shares and its affiliates (whether pursuant to ownership of Series A Perpetual Convertible Preferred shares, C3is’ common shares or otherwise) exceeding 49.99% of the total number of votes eligible to be cast on any matter submitted to a vote of shareholders. The Series A Perpetual Convertible Preferred are convertible into common stock of C3is at the Company’s option at any time and from time to time on or after the date that is the date 90 days following the issuance date, at a conversion price equal to 150% of the VWAP of C3is common shares over the five consecutive trading day period commencing on the issuance date. The conversion price has been adjusted to the lowest price of issuance of common stock by C3is in any registered offering of common stock of C3is after the original issuance of Series A Perpetual Convertible Preferred shares. Furthermore, Imperial is entitled to receive cumulative cash dividends, at the annual rate of 5.00% on the stated amount of $25 per share, of the 600,000 Series A Perpetual Convertible Preferred shares, receivable quarterly in arrears on the 15th day of January, April, July and October in each year, subject to C3is’s Board of Directors approval. The Company recognized for the period from June 21, 2023 to December 31, 2023, the amount of $404,167 and in the years ended December 31, 2024 and 2025, the amounts of $762,500 and $760,417, respectively, which are presented in ‘Dividend income from related party’ in the accompanying consolidated statements of comprehensive income.

As there was no observable market for the Series A Perpetual Convertible Preferred shares, these were recorded at $12,636,000, being the fair value of the shares determined through Level 3 inputs of the fair value hierarchy by taking into consideration a third-party valuation based on the income approach taking into account the present value of the future cash flows the Company expects to receive from holding the equity instrument.

Investment in related party was initially measured at fair value which is deemed to be the cost and subsequently assessed for the existence of any observable market for the Series A Perpetual Convertible Preferred shares and any observable price changes for identical or similar investments as well as the existence of any indications for impairment. As per the Company’s assessment no such case was identified as at December 31, 2024 and 2025.

The valuation methodology applied comprised the bifurcation of the value of the Series A Perpetual Convertible Preferred shares in three components namely, the “straight” preferred stock component, the embedded option component and the control premium component. The mean of the sum of the three components was used to estimate the value for the Series A Perpetual Convertible Preferred shares at $12,636,000. The valuation methodology and the significant other observable inputs used for each component are set out below:

	Valuation technique	Significant other observable input	Values
“Straight” Preferred Stock component	Discounted Cash Flow Model	- Weighted average cost of capital	13%
Embedded Option component	Black & Scholes	- Volatility	78%
		- Risk-free rate	4%
		- Weighted average cost of capital	13%
		- Strike price	$3.50
		- Share price (based on the first 5 trading days volume weighted average)	$2.33
Control Premium Component	Discounted Cash Flow Model	- Control premium	12%
		- Weighted average cost of capital	13%

As of December 31, 2024 and 2025, the aggregate value of investments in C3is amounted to $12,798,500 and $12,990,167, including $162,500 and $354,167 of accrued dividends, respectively, and are presented as ‘Investment in related party’ in the accompanying consolidated balance sheets. As of December 31, 2025, the Company did not identify any indications for impairment or any observable prices for identical or similar investments of the same issuer.

On July 7, 2023, the Company entered into a memorandum of agreement with C3is for the disposal of the vessel “Stealth Berana” for an aggregate consideration of $43,000,000. The vessel was delivered to her new owners on July 14, 2023. 10% of the total consideration i.e. $4,300,000 was received in cash, while the remaining amount of $38,700,000 was received in July 2024 and had no stated interest. The Company’s receivable from C3is was recorded at its fair value of $35,700,000 (the “Remaining Selling Price”) on July 14, 2023. Since the collection of the remaining amount of $38,700,000 depended only on the passage of time, this arrangement was accounted for as seller financing and the financing component amounting to $3,000,000, being the difference between the Remaining Selling Price of $35,700,000 and the amount of $38,700,000, receivable in July 2024, was accounted for as interest income over the life of the receivable i.e. until July 2024. Interest income amounting to $1,363,360 for the period from July 14, 2023, to December 31, 2023, $1,636,640 and nil for the years ended December 31, 2024 and 2025, respectively, are included in “Interest income – related party” in the consolidated statements of comprehensive income. Net gain recognized from the sale of the vessel “Stealth Berana” amounted to $8,182,777 is included in “Net gain on sale of vessel – related party” in the consolidated statement of comprehensive income for the year ended December 31, 2023.

On September 5, 2023, the Company entered into memoranda of agreement with companies affiliated with members of the family of the Company’s Chief Executive Officer for the acquisition of two tanker vessels for an aggregate purchase price of $71,000,000 (Note 4). No deposit was paid as of December 31, 2023. The vessels “Aquadisiac” and “Gstaad Grace II” were delivered to the Company on February 18 and 28, 2024, respectively.

On May 17, 2024, the Company entered into memoranda of agreement with companies affiliated with members of the family of the Company’s Chief Executive Officer for the acquisition of one handysize drybulk vessel and one product tanker vessel for purchase prices of $15,500,000 and $23,350,000, respectively. The handysize drybulk vessel “Neptulus” was delivered to the Company on August 24, 2024. 10% of the purchase price i.e. $1,550,000 was paid in cash, while the remaining amount of $13,950,000 was paid in April 2025 and had no stated interest. The vessel was recorded at its fair value of $14,700,000 as determined by an independent broker and the liability to related party was recorded at $13,150,000 (the “Remaining Purchase Price”) on August 24, 2024. Since the payment of the remaining amount of $13,950,000 depended only on the passage of time, this arrangement was accounted for as seller financing and the financing component amounting to $800,000, being the difference between the Remaining Purchase Price of $13,150,000 and the amount of $13,950,000 which was paid in April 2025, was accounted for as interest expense over the life of the payable i.e. until April 2025. Interest expense amounting to nil, $382,051 and $417,949 for the years ended December 31, 2023, 2024 and 2025, respectively, are included in “Interest expense – related party” in the consolidated statements of comprehensive income.

The product tanker vessel “Clean Imperial” was delivered to the Company on January 10, 2025. Its purchase price of $23,350,000 and the amount of $622,145, representing 50% of the previous owners’ capitalized costs, covered by the new owners, was paid in April 2025, and had no stated interest. The vessel was recorded at its fair value of $23,550,000 as determined by an independent broker and the liability to related party was recorded at $23,550,000 (the “Purchase Price”) on January 10, 2025. Since the payment of the amount of $23,972,145 depended only on the passage of time, this arrangement was accounted for as seller financing and the financing component amounting to $422,145, being the difference between the Purchase Price of $23,550,000 and the amount of $23,972,145, which was paid in April 2025, was accounted for as interest expense over the life of the payable i.e. until April 2025. Interest expense amounting to nil, nil and $422,145 for the years ended December 31, 2023, 2024 and 2025, respectively, is included in “Interest expense – related parties” in the consolidated statement of comprehensive income.

On September 20, 2024, the Company entered into memoranda of agreement with companies affiliated with members of the family of the Company’s Chief Executive Officer for the acquisition of seven Japanese built bulkers for an aggregate purchase price of $129,000,000. The vessels were delivered to the Company during the second quarter of 2025. Their aggregate purchase price of $129,000,000 and the amount of $475,947, representing 50% of the previous owners’ capitalized costs, covered by the new owners, was paid in the third quarter of 2025 and had no stated interest. The vessels were recorded at their fair values in the aggregate amount of $128,005,000 as determined by an independent broker and the liability to related parties was recorded at $128,005,000 (the “Purchase price”), upon all respective deliveries. Since the payment of the outstanding amount of $129,475,947 depended only on the passage of time, this arrangement was accounted for as seller financing and the financing component amounting to $1,470,947, being the difference between the Purchase price of $128,005,000 and the aggregate amount of $129,475,947, which was paid in the third quarter of 2025, was accounted for as interest expense over the life of the payable i.e. within third quarter 2025. Interest expense amounting to nil, nil and $1,470,947 for the years ended December 31, 2023, 2024 and 2025, respectively, is included in “Interest expense – related parties” in the consolidated statements of comprehensive income.

On August 8, 2025, the Company entered into memoranda of agreement with companies affiliated with members of the family of the Company’s Chief Executive Officer for the acquisition of three drybulk carriers for an aggregate purchase price of $51,600,000, 10% of which is payable by the Company in shares of its common stock valued at the 30-day “volume weighted average price (“VWAP”)” through the date of the acquisition agreement. The first vessel, the post panamax “Post Marvel” was delivered to the Company on January 12, 2026 (Note 17), the second vessel, the drybulk carrier “Eco Crossfire” was delivered to the Company on April 3, 2026 (Note 17), while the third vessel is expected to be delivered in the third quarter of 2026.

On December 15, 2025, the Company entered into memoranda of agreement with companies affiliated with members of the family of the Company’s Chief Executive Officer for the acquisition of three handysize drybulk carriers and one product tanker for an aggregate purchase price of $77,910,000. The vessels are expected to be delivered to the Company during the third quarter of 2026.

The current account balance with Eco Dry Ventures Inc. at December 31, 2025 was nil (2024:$14,193,586). The liability as of December 31, 2024 related to the outstanding amount for the acquisition of the vessel “Neptulus” which included the Remaining Purchase Price, accrued interest of $382,051 and a payable of $661,535 relating to inventory on board the vessel.

The current account balance with the Manager at December 31, 2025 was a liability of $3,038,447 (2024: $4,531,928). The liability mainly represents payments made by the Manager on behalf of the Company.

The amounts charged by the Company’s related parties comprised the following:

		Year ended December 31,
	Location in statement of comprehensive income	2023	2024	2025
Management fees	Management fees – related party	1,606,440	1,672,440	2,574,440
Brokerage commissions	Voyage expenses – related party	2,253,979	1,856,361	1,973,331
Superintendent fees	Vessels’ operating expenses – related party	57,000	18,000	43,000
Crew management fees	Vessels’ operating expenses – related party	289,583	310,000	480,000
Executive compensation	General and administrative expenses	400,072	412,470	412,021
Commissions – vessels purchased	Vessels, net	355,000	865,000	1,523,500
Commissions – vessels sold	Net gain on sale of vessel – related party / Net loss on sale of vessel	430,000	420,000	—
Rental expense	General and administrative expenses	65,104	77,584	78,761

4.	Vessels, net

An analysis of vessels, net is as follows:

	Vessel Cost	Accumulated depreciation	Net book value
Balance as at January 1, 2024	292,065,147	(111,217,895)	180,847,252

Acquisitions and improvements	87,117,946	—	87,117,946
Disposal	(43,043,220)	299,940	(42,743,280)
Depreciation for the year	—	(16,991,900)	(16,991,900)

Balance as at December 31, 2024	336,139,873	(127,909,855)	208,230,018
Acquisitions and improvements	153,107,320	—	153,107,320
Depreciation for the year	—	(25,930,557)	(25,930,557)

Balance as at December 31, 2025	489,247,193	(153,840,412)	335,406,781

The additions during the year ended December 31, 2024, mainly relate to the acquisition of the vessels “Aquadisiac”, “Gstaad Grace II” and “Neptulus” (Note 3).

The disposal during the year ended December 31, 2024, relates to the sale of the vessel “Gstaad Grace II”. On April 17, 2024, the Company entered into a memorandum of agreement for the disposal of the vessel “Gstaad Grace II” to an unaffiliated third party for an aggregate consideration of $42,000,000. The vessel was delivered to her new owners on April 26, 2024. The Company realized an aggregate loss from the sale of this vessel of $1,589,702 which is included in the Company’s consolidated statement of comprehensive income under the caption “Net loss on sale of vessel” for the year ended December 31, 2024.

The additions during the year ended December 31, 2025, mainly relate to the acquisition of the vessels “Clean Imperial”, “Supra Monarch”, “Supra Pasha”, “Eco Sikousis”, “Supra Duke”, “Eco Czar”, “Supra Sovereign” and “Supra Baron” (Note 3).

As of December 31, 2024, and December 31, 2025, the Company performed an impairment review of its vessels held for use, due to the prevailing conditions in the shipping industry. As the undiscounted net operating cash flows, for the four vessels whose fair value was below their carrying value, as of December 31, 2024, exceeded each vessel’s carrying value, no impairment was recorded. As the undiscounted net operating cash flows, for the thirteen vessels whose fair value was below their carrying value, as of December 31, 2025, exceeded each vessel’s carrying value, no impairment was recorded for the year ended December 31, 2025.

5.	Long-term Debt

On March 10, 2023, the Company prepaid $23.2 million representing the then outstanding balance of the loan facility issued in November 2021 and originally maturing in November 2026 (“term loan A”) using cash on hand and the related mortgages of the vessels “Magic Wand”, “Clean Thrasher”, “Clean Sanctuary” and “Stealth Berana” was released.

In the first quarter of 2023, the Company repaid the amount of $1.4 million in line with the amortization schedule of the loan facility issued in September 2022 and originally maturing in September 2026 (“term loan B”) and the loan facility issued in November 2022 and originally maturing in November 2027 (“term loan C”), and then proceeded with their full prepayment as follows:

On April 7, 2023, the Company prepaid $30.0 million representing the then outstanding balance of the term loan C using cash on hand and the related mortgages of the vessels “Suez Enchanted” and “Suez Protopia” were released.

On April 25, 2023, the Company prepaid $15.9 million representing the then outstanding balance of the term loan B using cash on hand and the related mortgages of the vessels “Clean Nirvana” and “Clean Justice” were released.

Bank loan interest expense for the above loans for the years ended December 31, 2023, 2024 and 2025 amounted to $1,271,409, nil and nil, respectively. Interest expense is included in interest and finance costs in the consolidated statements of comprehensive income. For the years ended December 31, 2023, 2024 and 2025, the amortization of deferred financing charges amounted to $474,039, nil and nil, respectively, and is included in interest and finance costs in the consolidated statements of comprehensive income. The average interest rate (including the margin) on the above loans was 7.55% for the year ended December 31, 2023.

6.	Accrued Liabilities

Accrued liabilities consist of the following:

	As of December 31,
	2024	2025
Administrative expenses	78,592	171,552
Vessel operating and voyage expenses	3,291,428	4,024,434

Total	3,370,020	4,195,986

7.	Fair Value of Financial Instruments and Concentration of Credit Risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, time deposits, claim receivables, trade and other receivables, trade accounts payable, balances with related parties and accrued liabilities. The Company limits its credit risk with respect to trade receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade receivable. The Company places its cash and cash equivalents and time deposits with high credit quality financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions.

Fair Value Disclosures: The Company has categorized assets and liabilities recorded at fair value based upon the fair value hierarchy specified by the guidance. The levels of fair value hierarchy are as follows:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The carrying values of cash and cash equivalents, time deposits, claim receivables, trade and other receivables, trade accounts payable, balances with related parties and accrued liabilities are reasonable estimates of their fair value due to the short-term nature of these financial instruments. Cash and cash equivalents are considered Level 1 items as they represent liquid assets with short-term maturities.

8.	Stockholders’ Equity

Under the Company’s articles of incorporation, the Company’s authorized capital stock consists of 2,000,000,000 common shares, par value $0.01 per share, and of 200,000,000 preferred shares, par value $0.01 per share. Following the 2021 Spin-Off discussed in Note 1, the Company issued a total of 318,351 common shares and 795,878 of 8.75% Series A cumulative redeemable perpetual preferred shares. Each outstanding common share is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by their holders at meetings of the shareholders. Holders of common shares (i) have equal ratable rights to dividends from funds legally available therefore, if declared by the Board of Directors; (ii) are entitled to share ratably in all of our assets available for distribution upon liquidation, dissolution or winding up; and (iii) do not have preemptive, subscription or conversion rights or redemption or sinking fund provisions. All issued common shares are fully paid for and non-assessable.

i)	NASDAQ Notification

On June 17, 2022, the Company received a written notification from the NASDAQ Stock Market, indicating that because the closing bid price of the Company’s common stock for 30 consecutive business days, from May 5, 2022 to June 16, 2022, was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market, the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the applicable grace period to regain compliance was 180 days, or until December 14, 2022. In December 2022, the Company received formal notification from the Listing Qualification Department of the Nasdaq Stock Market notifying the Company that it has been granted an additional 180-day compliance period, or until June 12, 2023, to regain compliance with the minimum $1.00 bid price per share requirement of Nasdaq’s Marketplace Rule 5550(a)(2). The Company could cure this deficiency if the closing bid price of its common stock is $1.00 per share or higher for at least ten consecutive business days during the grace period. At the opening of trading on April 28, 2023, following an approval from the Company’s Board of Directors, the Company effected 1-for-15 reverse stock split of the Company’s common stock. On May 16, 2023 the Company regained compliance with Nasdaq Listing Rule 5550(a)(2) concerning the minimum bid price of the Company’s common stock.

ii)	Equity Offerings – common stock and warrants

In the first quarter of 2022, the Company completed an underwritten public offering for 736,000 of its common stock and 11,040,000 Class A Warrants exercisable for 736,000 shares of common stock at an exercise price of $18.75 per share, including full exercise of the underwriter’s overallotment option. The Company also issued the underwriters of the offering 552,000 warrants (the “February 2022 Representative Purchase Warrants”), exercisable for 36,800 shares of common stock at an exercise price of $20.625 per share. The offering resulted in gross proceeds to the Company of $13,800,000. For the year ended December 31, 2025, no Class A warrants had been exercised (2024: nil, 2023: nil).

In March 2022, the Company completed an underwritten public offering, including the full exercise of the underwriter’s overallotment option, of 2,874,997 units for $24 per unit, each unit consisting of (i) one share of common stock of the Company and (ii) fifteen Class B Warrants to purchase one share of common stock at an exercise price of $24 per share. The Company also issued 1,724,998 warrants to the representative of the underwriters (the “March 2022 Representative Purchase Warrants”) to purchase up to an aggregate of 115,000 shares of common stock at an exercise price of $30.00 per share. The offering resulted in gross proceeds to the Company of $68,999,920. In June 2022, several existing holders of Class B Warrants exercised 31,150,000 outstanding Class B Warrants to purchase an aggregate of 2,076,667 shares of common stock for cash, at an exercise price reduced by the Company from $24 per share to $10.5 per share, resulting in gross proceeds to the Company of $21,805,000. For the year ended December 31, 2025, no Class B and Class D warrants had been exercised (2024: nil, 2023: nil).

In May 2022, the Company completed an underwritten public offering, including the full exercise of the underwriter’s overallotment option, of 5,575,757 units for $8.25 per unit, each unit consisting of (i) one share of common stock of the Company and (ii) fifteen Class C Warrants to purchase one share of common stock at an exercise price of $8.25 per share. The Company also issued 2,090,909 warrants to the representative of the underwriters (the “May 2022 Representative Purchase Warrants”) to purchase up to an aggregate of 139,394 shares of common stock at an exercise price of $10.3125 per share. The offering resulted in gross proceeds to the Company of $45,999,999. For the year ended December 31, 2025, no Class C warrants had been exercised (2024: nil, 2023: nil).

In January 2023, February 2023 and March 2023, the Company completed a public offering of 3,287,062 shares of common stock resulting in gross proceeds of $12,095,255.

In August 2023, the Company completed an underwritten public offering of 8,499,999 units, each unit consisting of (i) one share of common stock of the Company at a price per share of $2.00 or one pre-funded warrant exercisable for one share of common stock at a price per share of $1.99 and (ii) one Class E Warrant to purchase one share of common stock at an exercise price of $2.00 per share. The holders of the pre-funded warrants were permitted to cashless exercise their warrants into common stock. As a result, 6,033,333 units were issued at a price per share of $2.00 and 2,447,184 were cashless exercised from the issued pre-funded warrants at a price per warrant of $1.99. The offering resulted in gross proceeds to the Company of $16,975,331. For the year ended December 31, 2025, 1,033,333 of Class E warrants had been exercised (2024: 4,300,000, 2023: nil) for aggregate gross proceeds of $2,066,666.

During the year ended December 31, 2023, certain Class C and D warrants were repurchased. In October 2023, the Company repurchased 22,200,000 Class C warrants exercisable to 1,480,000 common shares for an amount of $414,400 and 16,500,000 Class D Warrants exercisable to 1,100,000 common shares for an amount of $253,000. In addition, in December 2023, the Company repurchased 35,869,862 Class C warrants exercisable to 2,391,323 common shares for an amount of $669,570 and 12,049,995 Class D Warrants exercisable to 803,333 common shares for an amount of $184,768.

In December 2025, the Company completed an underwritten public offering of (1) 8,423,900 units, each unit consisting of (i) one share of common stock of the Company, (ii) one Class F Warrant to purchase one share of common stock at an exercise price of $6.30 per share and (iii) one Class G Warrant to purchase one share of common stock at an exercise price of $6.30 and (2) 1,100,000 units, each unit consisting each consisting of (i) one pre-funded warrant to purchase one share of common stock at an exercise price of $0.01 per share, (ii) one Class F Warrant and (iii) one Class G Warrant, at a purchase price of $6.29 per unit. The offering resulted in gross proceeds to the Company of $60,000,570. For the year ended December 31, 2025, no Class F and Class G warrants had been exercised. The 1,100,000 pre-funded warrants were exercised subsequently to December 31, 2025 by their holders, and 1,100,000 shares of common stock were issued in 2026.

As of December 31, 2025, the number of common shares that can potentially be issued under each outstanding class of warrants are:

Warrant class	Shares to be issued upon exercise of remaining warrants
Class A	2,867
Class B	786,800
Class C	1,347,267
Class D	173,334
Class E	3,166,666
Class F	9,523,900
Class G	9,523,900

Total	24,524,734

In addition, an aggregate of 291,194 additional common shares are potentially issuable upon exercise of the February 2022, March 2022 and May 2022 Representative Purchase Warrants.

The Company in its assessment for the accounting of the warrants issued during the years ended December 31, 2023, 2024 and 2025 has taken into consideration ASC 480 “Distinguishing liabilities from equity” and ASC 815 “Derivatives and Hedging” and determined that the warrants should be classified as equity instead of liability. Upon exercise of the warrants, the holder is entitled to receive common shares.

iii)	Treasury stock

On September 7, 2023, the Company’s Board of Directors approved a stock repurchase plan for an amount of up to $10,000,000 to be used for repurchasing the Company’s common shares. For the year ended December 31, 2023, the Company completed the repurchase of 3,444,536 shares paying an average price per share of $1.71 and $5,885,727 in total. For the year ended December 31, 2024, the Company completed the repurchase of 807,347 shares paying an average price per share of $3.10 and $2,504,498 in total. For the year ended December 31, 2025, the Company did not repurchase any of its common shares. These shares are held as treasury stock by the Company.

iv)	Preferred Shares:

The table below presents a summary of preferred shares outstanding as of December 31, 2024 and 2025.

Series	Description	Initial Issuance Date	Total Shares Outstanding	Liquidation Preference per Share (in dollars)	Carrying value (1)	Dividend Rate
Series A	8.75% Cumulative Redeemable Perpetual	November 10, 2021	795,878	$25	$7,959	8.75% per annum of the Liquidation Preference per share

Series B	Series B Preferred Shares	October 21, 2022	16,000	$0.01	160	No dividend rights

			811,878		$8,119

1)	There are no issuance costs.

8.75% Series A cumulative redeemable perpetual preferred shares:

Holders of Series A Preferred Shares will be entitled to receive, when, as and if declared by the Company’s board of directors out of legally available funds for such purpose, cumulative cash dividends from the date of the 2021 Spin-Off.

Dividends on the Series A Preferred Shares accrue at a rate of 8.75% per annum per $25.00 stated liquidation preference per Series A Preferred Share. The dividend rate is not subject to adjustment. Dividends are payable on the 30th day of March, June, September and December of each year.

Aggregate dividends of $1,740,983, $1,736,562 and $1,736,415 were paid on the Company’s 795,878 Series A Preferred Shares ($0.1640625 per share) each of the years ended December 31, 2023, 2024 and 2025, respectively.

In the event of any liquidation, dissolution or winding-up of the Company’s affairs, whether voluntary or involuntary, holders of the Series A Preferred Shares will have the right to receive the liquidation preference of $25.00 per share plus an amount equal to all accumulated and unpaid dividends thereon to (but not including) the date of payment, whether or not declared, before any payments are made to holders of the Company’s common shares or any other junior securities.

The Series A Preferred Shares represent perpetual equity interests in the Company. The Company has no obligation to redeem or repurchase any Series A Preferred Shares at any time. The Series A Preferred Shares are subject to redemption, in whole or from time to time in part, at the Company’s option commencing on June 30, 2022.

Holders of the Series A Preferred Shares generally have no voting rights. However, if and whenever dividends payable on the Series A Preferred Shares are in arrears for six or more quarterly periods, whether or not consecutive, holders of Series A Preferred Shares (voting together as a class with holders of any Parity Securities upon which like voting rights have been conferred and are exercisable) will, subject to certain exceptions, be entitled to elect one additional director to serve on the Company’s board of directors unless the size of the board of directors already has been increased by reason of the election of a director by holders of Parity Securities upon which like voting rights have been conferred. This right will continue until the Company pays, or declares and sets apart for payment, all cumulative dividends on the Series A Preferred Shares.

Series B preferred shares:

On October 21, 2022, the Company entered into a stock purchase agreement and issued 16,000 shares of its newly-designated Series B Preferred Shares, par value $0.01 per share, to its Chairman and Chief Executive

Officer, Harry Vafias, considered a related party, in return for cash consideration of $200,000. The issuance of the Series B preferred shares was approved by an independent committee of the board of directors of the Company which received a fairness opinion from an independent financial advisor that the transaction was fair from a financial point of view to the Company. Each series B preferred share entitles the holder to 25,000 votes per share on all matters submitted to a vote of the shareholders of the Company, provided however, that no holder of series B preferred shares may exercise voting rights pursuant to series B preferred shares that would result in the aggregate voting power of any beneficial owner of such shares and its affiliates to exceed 49.99 % of the total number of votes eligible to be cast on any matter submitted to a vote of shareholders of the Company. The holder of series B preferred shares shall have no special voting or consent rights and shall vote together as one class with the holders of the common shares on all matters put before the shareholders. The series B preferred shares are not convertible into common shares or any other security, are not redeemable, are not transferable and have no dividend rights. Upon any liquidation, dissolution or winding up of the Company, the series B preferred shares will rank pari-passu with the common shareholders and shall be entitled to receive a payment equal to the par value of $0.01 per share. The Series B preferred holder has no other rights to distributions upon any liquidation, dissolution or winding up of the Company.

9.	Mezzanine equity

On February 17, 2023, the Company entered into a Share Purchase Agreement with Flawless Management Inc. and sold to Flawless Management Inc. 13,875 newly issued Series C Cumulative Convertible Perpetual

Preferred Shares (“Series C Preferred Shares”) having a liquidation preference of one thousand dollars ($1,000) per share (“the Liquidation Preference”). The Series C Cumulative Convertible Perpetual Preferred Shares were used as a partial consideration for the acquisition of the Handysize drybulk carrier “Glorieuse” (Note 3) from an affiliated company.

Each holder of Series C Preferred Share, at any time and from time to time on or after the date that was the date immediately following the six-month anniversary of February 17, 2023, could elect to convert, in whole or in part, its Series C Preferred Shares into shares of common stock at a rate equal to the Series C Liquidation Preference, plus the amount of any accrued and unpaid dividend thereon to and including the conversion date, divided by the lower of (1) $7.50 and (2) the Ten-Day VWAP, subject to adjustment from time to time, provided, that, the conversion price should not be less than $1.50. If the Company should, at any time or from time to time, pay a stock dividend or otherwise make a distribution or distributions on its shares of common stock or any other equity or equity equivalent securities payable in shares of common stock, or effect a subdivision or split of the outstanding common shares, the conversion price in effect immediately before such stock dividend or distribution, subdivision or split should be proportionately decreased and, conversely, if the Company should have, at any time or from time to time, effected a combination (including by means of a reverse stock split) of the outstanding shares of common stock the conversion price in effect before such combination should have been proportionately increased. Following the reverse stock split on April 28, 2023 (Note 1), the conversion price was adjusted to reflect the 1-for-15 reverse stock split.

The holder of the Series C Preferred Shares was entitled to receive dividends from time to time out of any assets of the Company legally available for the payment of dividends at a rate equal to 5.00% per annum when, as, and if declared by the Board of Directors. Dividends, to the extent declared to be paid by the Company, were payable quarterly on each January 15, April 15, July 15 and October 15 of each year commencing on July 15, 2023. Dividends on the Series C Preferred Shares were payable based on a 360-day year consisting of twelve 30-day months. The dividend rate of 5.00% per annum was not subject to adjustment. As of December 31, 2023, the Company paid dividends of $389,271 on the Company’s 13,875 Series C Preferred Shares to Flawless Management Inc.

The Series C Preferred Shares were redeemable upon a change in control, which is defined as the acquisition by any “person” or “group” of beneficial ownership through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of the Company’s shares entitling that person or group to exercise more than 50% of the total voting power of all of the Company’s shares entitled to vote generally in elections of directors. The occurrence of the above events was not solely in the control of the Company, and hence Series C Preferred Shares were initially classified within Mezzanine equity as per ASC 480-10-S99 “Distinguishing liabilities from Equity – SEC Materials”. The Series C Preferred Shares were recorded at $10.0 million at initial recognition representing the acquisition price of the vessel Glorieuse amounting to $18.5 million less the cash consideration of $8.5 million. The acquisition price of the vessel, which approximated its fair value as determined by an independent broker, was used for the determination of the fair value of the mezzanine equity, since it was more clearly evident and, thus, more reliably measurable than the fair value of the Series C Preferred Shares issued.

On December 21, 2023, all 13,875 Series C Preferred Shares, were converted by their holder, Flawless Management Inc., into 6,932,043 shares of the Company’s common stock. The Series C Preferred Shares were converted with a conversion price of $2.02, which represented the daily volume weighted average price of the Company’s common stock over the 10 consecutive trading days expiring on the trading day immediately prior to the date of delivery of the written notice of conversion. The Company determined that the Series C Preferred Shares conversion feature is in essence a redemption, since such conversion was settled by a delivery of a variable number of shares of common stock with a fixed monetary amount and by applying ASC 260-10-S99-2 has recognized the difference between the carrying amount of the Series C Preferred Shares at the date of conversion and the fair value of the common stock delivered on the same date amounting to $6,507,789 as a deemed dividend, included in the statement of stockholders’ equity.

10.	Equity Compensation Plan

In 2021 the Company’s shareholders and board of directors adopted an Equity Compensation Plan (“the Plan”) under which the Company’s employees, directors or other persons or entities providing significant services to the Company or its subsidiaries are eligible to receive awards including restricted stock, restricted stock units, unrestricted stock, bonus stock, performance stock, stock appreciation rights and options to purchase common stock. The Plan is administered by the Compensation Committee of the Company’s board of directors and the aggregate number of shares of common stock that may be issued with respect to awards granted under this Plan cannot exceed 10% of the number of shares of the Company’s common stock issued and outstanding at the time any award is granted. The Company’s Board of Directors may terminate the Plan at any time. For the year ended December 31, 2024, 426,253 restricted shares and 111,000 options to purchase common stock were granted under the Plan. (2023: 1,775,787 restricted shares and 631,250 options to purchase common stock).

In April 2024, the Company’s shareholders and board of directors adopted a 2024 Equity Compensation Plan (“the 2024 Equity Plan”) which replaced the Plan. The 2024 Equity Compensation Plan is administered by the Board of Directors which can make awards totaling in aggregate up to 10% of the number of shares of common stock outstanding at the time any award is granted. Officers, directors and employees (including any prospective officer or employee) of the Company and its subsidiaries and affiliates and consultants and service providers to (including persons who are employed by or provide services to any entity that is itself a consultant or service provider to) the Company and its subsidiaries and affiliates will be eligible to receive awards under the equity incentive plan. Awards may be made under the expected equity compensation plan in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares. For the year ended December 31, 2025, a total of 823,494 restricted shares and 611,503 options to purchase common stock were granted under the 2024 Equity Plan.

Restricted shares

On November 21, 2022, the Company granted $1,000,000 worth of shares of the Company’s common stock under the Plan to the Company’s CEO. The number of shares awarded was determined based on the closing price at the grant date i.e. on November 21, 2022 which was equal to $5.25. 95,238 of the restricted shares vested on July 17, 2023 and the remaining 95,238 of the restricted shares vested on July 15, 2024.

On March 21, 2023, the Company granted 280,392 of non-vested restricted shares under the Plan to employees of the Manager. The fair value of each share granted was $2.55 which is equal to the market value of the Company’s common stock on that day. 140,196 of the restricted shares vested on July 17, 2023, 135,295 of the remaining 140,196 restricted shares, vested on July 15, 2024 and 4,901 restricted shares forfeited.

On May 15, 2023, the Company granted 547,550 of non-vested restricted shares under the Plan to the Company’s CEO. The fair value of each share granted was $3.48 which is equal to the market value of the Company’s common stock on that day. 273,775 of the restricted shares vested on May 15, 2024 and the remaining 273,775 of the restricted shares vested on May 15, 2025.

On October 25, 2023, the Company granted 179,244 of non-vested restricted shares under the Plan to employees of the Manager. The fair value of each share granted was $1.59 which is equal to the market value of the Company’s common stock on that day. 89,622 of the restricted shares vested on October 25, 2024 and the remaining 89,622 of the restricted shares vested on October 25, 2025.

On October 30, 2023, the Company granted 578,125 of non-vested restricted shares under the Plan to the Company’s CEO, Interim CFO and non-executive members of Board of Directors of the Company. The fair value of each share granted was $1.60 which is equal to the market value of the Company’s common stock on that day. 289,062 of the restricted shares vested on October 30, 2024 and the remaining 289,063 of the restricted shares vested on October 30, 2025.

On April 12, 2024, the Company granted 426,253 of non-vested restricted shares under the Plan to the Company’s CEO, Interim CFO, non-executive members of the Board of Directors of the Company and employees of the Manager. The fair value of each share granted was $3.60 which is equal to the market value of the Company’s common stock on that day. 210,626 of the 213,126 restricted shares vested on April 12, 2025, 2,500 restricted shares forfeited, and the remaining 213,127 restricted shares vest on April 12, 2026.

On January 8, 2025, the Company granted 391,600 of non-vested restricted shares under the 2024 Equity Plan to the Company’s CEO and employees of the Manager. The fair value of each share granted was $3.20 which is equal to the market value of the Company’s common stock on that day. 195,800 of the restricted shares vest on January 8, 2026 and the remaining 195,800 of the restricted shares vest on January 8, 2027.

On August 8, 2025, the Company granted 431,894 of non-vested restricted shares under the 2024 Equity Plan to the Company’s CEO. The fair value of each share granted was $3.01 which is equal to the market value of the Company’s common stock on that day. 215,947 of the restricted shares vest on August 8, 2026 and the remaining 215,947 of the restricted shares vest on August 8, 2027.

All unvested restricted shares are conditional upon the option holder’s continued service as an employee of the Company, or as a director until the applicable vesting date. Until the forfeiture of any restricted shares, the grantee has the right to vote such restricted shares, to receive and retain all regular cash dividends paid on such restricted shares and to exercise all other rights provided that the Company will retain custody of all distributions other than regular cash dividends made or declared with respect to the restricted shares.

The Company pays dividends on all restricted shares regardless of whether they have vested and there is no obligation of the employee to return the dividend when employment ceases. The Company did not pay any dividends during the years ended December 31, 2023, 2024 and 2025.

The stock-based compensation expense for the years ended December 31, 2023, 2024 and 2025 amounted to $2,343,210, $2,756,027 and $2,322,615, respectively and is included in the consolidated statements of comprehensive income under the caption “General and administrative expenses”.

A summary of the status of the Company’s non-vested restricted shares as of 2023, 2024 and 2025, is presented below:

	Number of restricted shares	Weighted average grant date fair value per non-vested share
Non-vested, January 1, 2023	190,476	5.25
Granted	1,585,311	2.42
Vested	(235,434)	(3.64)

Non-vested, December 31, 2023	1,540,353	2.58
Granted	426,253	3.60
Vested	(882,992)	(2.72)
Forfeited	(4,901)	(2.55)

Non-vested, December 31, 2024	1,078,713	2.87
Granted	823,494	3.10
Vested	(863,086)	(2.18)
Forfeited	(2,500)	(3.60)

Non-vested, December 31, 2025	1,036,621	3.63

The total fair value of shares vested during the year ended December 31, 2025, was $3,156,706.

The remaining unrecognized compensation cost relating to the shares granted amounting to $1,354,891 as of December 31, 2025, is expected to be recognized over the remaining weighted average period of 1.10 years, according to the contractual terms of those non-vested share awards.

Options to purchase common shares

On October 30, 2023, the Company granted options to acquire up to 631,250 shares of common stock under the Plan to the Company’s CEO, Interim CFO and non-executive members of Board of Directors of the Company. 50% of these options vested on October 30, 2024 and the remaining 50% vested on October 30, 2025. These options expire on October 30, 2033. The fair value of each option granted was $1.14. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the options granted: expected volatility of 81%; expected term of 5.75 years; risk-free interest rate of 5%. The expected term of the options granted was estimated to be the average of the vesting and the contractual term. The expected volatility was generally based on historical volatility of the stock prices of various tanker shipping companies as calculated using historical data during approximately 6 years prior to the grant date.

On April 12, 2024, the Company granted options to acquire up to 111,000 of common stock under the Plan to the Company’s CEO, Interim CFO and non-executive members of the Board of Directors of the Company. 50% of these options vested on April 12, 2025 and the remaining 50% vest on April 12, 2026. These options expire on April 12, 2034. The fair value of each option granted was $2.69. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the options granted: expected volatility of 88.3%; expected term of 5.75 years; risk-free interest rate of 4.5%. The expected term of the options granted was estimated to be the average of the vesting and the contractual term. The expected volatility was generally based on historical volatility of the stock prices of various tanker shipping companies as calculated using historical data during approximately 7 years prior to the grant date.

On January 8, 2025, the Company granted options to acquire up to 312,500 of common stock under the 2024 Equity Plan to the Company’s CEO and employees of the Manager. 50% of these options vest on January 8, 2026 and the remaining 50% vest on January 8, 2027. These options expire on January 8, 2035. The fair value of each option granted was $1.95. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the options granted: expected volatility of 63.7%; expected term of 5.75 years; risk-free interest rate of 4.4%. The expected term of the options granted was estimated to be the average of the vesting and the contractual term. The expected volatility was generally based on historical volatility of the stock prices of various tanker shipping companies as calculated using historical data during approximately 7 years prior to the grant date.

On August 8, 2025, the Company granted options to acquire up to 299,003 of common stock under the 2024 Equity Plan to the Company’s CEO. 50% of these options vest on August 8, 2026 and the remaining 50% vest on August 8, 2027. These options expire on August 8, 2035. The fair value of each option granted was $1.70. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the options granted: expected volatility of 57.9%; expected term of 5.75 years; risk-free interest rate of 3.8%. The expected term of the options granted was estimated to be the average of the vesting and the contractual term. The expected volatility was generally based on historical volatility of the stock prices of various tanker shipping companies as calculated using historical data during approximately 7 years prior to the grant date.

A summary of the Company’s non-vested stock option activity and related information for the years ended December 31, 2023, 2024 and 2025, is as follows:

	December 31, 2025
		Weighted-
		Average
	Option shares	Exercise Price
	#	$
Outstanding, January 1, 2023	—	—

Granted	631,250	1.60

Outstanding, December 31, 2023	631,250	1.60

Exercisable, December 31, 2023	—	—

Granted	111,000	3.60

Exercised	(296,875)	1.60

Outstanding, December 31, 2024	445,375	2.10

Exercisable, December 31, 2024	18,750	1.60

Granted	611,503	3.11
Exercised	(346,875)	1.89

Outstanding, December 31, 2025	710,003	3.07

Exercisable, December 31, 2025	43,000	1.86

No options vested during the year ended December 31, 2023. During the year ended December 31, 2024, 315,625 options vested of which 296,875 options were exercised. During the year ended December 31, 2025, 371,125 options vested of which 346,875 options were exercised. The remaining unrecognized compensation cost relating to the options granted amounting to $540,824 as of December 31, 2025, is expected to be recognized over the remaining period of 1.0 years, according to the contractual terms of those non-vested options.

The stock-based compensation expense for the vested and non-vested options for the years ended December 31, 2023, 2024 and 2025 amounted to $91,645, $641,055 and $865,035 respectively, and is included in the consolidated statements of comprehensive income under the caption “General and administrative expenses”.

As at December 31, 2025, the intrinsic value of outstanding stock options was $0.55 per option.

11.	Earnings per share

All of the Company’s shares (including non-vested restricted stock issued under the Company’s equity compensation plans) participate equally in dividend distributions and in undistributed earnings. The Company applies the two-class method of computing earnings per share (“EPS”) as the unvested share-based payment awards that contain rights to receive non forfeitable dividends are participating securities. Dividends declared during the period for non-vested restricted stock as well as undistributed earnings allocated to non vested stock are deducted from net income for the purpose of the computation of basic earnings per share in accordance with the two-class method. The denominator of the basic earnings per common share excludes any non-vested shares as such they are not considered outstanding until the time-based vesting restriction has elapsed. The denominator of the basic earnings per common share includes the total shares issuable upon the exercise of the 1,100,000 pre-funded warrants (Note 8), as the exercise of the pre-funded warrants is considered virtually certain. Dilution is computed by either the treasury stock method or the two–class method, whichever results in the more dilutive effect. The Company calculates basic and diluted earnings per share as follows:

	Year Ended December 31,
	2023		2024		2025
	Basic EPS	Diluted EPS	Basic EPS	Diluted EPS	Basic EPS	Diluted EPS
Numerator
Net income	71,134,002	71,134,002	50,157,772	50,157,772	49,978,247	49,978,247
Less: Cumulative dividends on preferred shares	(2,130,254)	(1,740,983)	(1,740,983)	(1,740,983)	(1,740,983)	(1,740,983)
Less: Deemed divided from conversion of the Series C Preferred Shares (Note 9)	(6,507,789)	—	—	—	—	—
Less: Undistributed earnings allocated to non-vested shares	(2,508,399)	(2,276,360)	(2,311,172)	(2,105,141)	(1,675,770)	(1,598,389)

Net income attributable to common shareholders	59,987,560	67,116,659	46,105,617	46,311,648	46,561,494	46,638,875
Denominator
Weighted average number of shares outstanding, basic	18,601,539	18,601,539	29,933,920	29,933,920	34,499,909	34,499,909

Options to purchase common shares (Note 10)	—	97,318	—	323,283	—	252,695
Warrants (Note 8)	—	—	—	2,753,216	—	1,477,617
Series C Preferred Shares (Note 9)	—	4,234,814	—	—	—	—

Effect of dilutive shares	—	4,332,132	—	3,076,499	—	1,730,312

Weighted average number of shares outstanding, diluted	—	22,933,671	—	33,010,419	—	36,230,221

Earnings per share	3.22	2.93	1.54	1.40	1.35	1.29

For 2025 the most dilutive method was the two-class method and the diluted earnings per share reflects the potential dilution of the unexercised options to acquire common shares (Note 10) calculated using the treasury stock method which resulted in 252,695 incremental shares and of the 3,166,666 Class E warrants (Note 8) that are in the money as of the reporting date calculated using the treasury stock method which resulted in 1,477,617 incremental shares. Securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have anti-dilutive effect, are any incremental shares resulting from the non-vested restricted share awards (Note 10) and any incremental shares resulting from the exercise of the unexercised Class A, B, C, D, F and G warrants that were out-of-the money as of the reporting date, calculated using the treasury stock method. As of December 31, 2025, the aggregate number of common shares issuable upon the exercise of the unexercised Class A, B, C, D, F and G warrants was 21,358,068 (Note 8).

For 2024 the most dilutive method was the two-class method and the diluted earnings per share reflects the potential dilution of the unexercised options to acquire common shares (Note 10) calculated using the treasury stock method which resulted in 323,283 incremental shares and of the 4,199,999 Class E warrants (Note 8) that are in the money as of the reporting date calculated using the treasury stock method which resulted in 2,753,216 incremental shares. Securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have anti-dilutive effect, are any incremental shares resulting from the non-vested restricted share awards (Note 10) and any incremental shares resulting from the exercise of the unexercised Class A, B, C and D warrants that were out-of-the money as of the reporting date, calculated using the treasury stock method. As of December 31, 2024, the aggregate number of common shares issuable upon the exercise of the unexercised Class A, B, C and D warrants was 2,310,268 (Note 8).

For 2023 the most dilutive method was the two-class method and the diluted earnings per share reflects the potential dilution of the unexercised options to acquire common shares (Note 10) calculated using the treasury stock method which resulted in 97,318 incremental shares and the potential dilution from the conversion of outstanding Series C Preferred Shares (Note 9) calculated with the “if converted” method by using the average closing market price over the period up to their conversion which resulted in 4,234,814 incremental shares. Securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have anti-dilutive effect, are any incremental shares resulting from the non-vested restricted share awards (Note 10) and any incremental shares resulting from the exercise of the unexercised Class A, B, C, D and E warrants that were out-of-the money as of the reporting date, calculated using the treasury stock method. As of December 31, 2023, the aggregate number of common shares issuable upon the exercise of the unexercised Class A, B, C, D and E warrants was 10,810,267.

The weighted average number of shares outstanding was adjusted to reflect the reverse stock split effected on April 28, 2023 (Note 1).

12.	Revenues

The amounts in the accompanying consolidated statements of comprehensive income are analyzed as follows:

	Year ended December 31,
	2023	2024	2025
Time charter revenues	21,738,874	20,153,955	67,952,884
Voyage charter revenues	158,583,636	124,860,634	86,822,863
Other income	3,403,310	2,465,391	6,228,559

Total	183,725,820	147,479,980	161,004,306

Time charter agreements may have renewal options for one to 12 months. The related charter hire is generally payable in advance. The time charter party generally provides typical warranties regarding the speed and the performance of the vessel as well as some owner protective restrictions such that the vessel is sent only to safe ports by the charterer, subject always to compliance with applicable sanction laws, and carry only lawful and non-hazardous cargo. The Company may enter into time charters ranging from one month to twelve months and in isolated cases on longer terms depending on market conditions. The charterer has the full discretion over the ports visited, shipping routes and vessel speed, subject only to the owner protective restrictions discussed above.

Vessels may also be chartered under voyage charters, where a contract is made for the use of a vessel under which the Company is paid freight on the basis of moving cargo from a loading port to a discharge port. A significant portion of the voyage hire is typically paid upon the completion of the voyage.

The amount of revenue earned as demurrage relating to the Company’s voyage charters for the years ended December 31, 2023, 2024 and 2025 was $19.2 million, $23.8 million and $12.1 million, respectively and is included within “Voyage charter revenues” in the above table.

As of December 31, 2024 and December 31, 2025, receivables from the Company’s voyage charters amounted to $11.8 million and $5.3 million, respectively.

As of December 31, 2024 and 2025, the Company recognized $652,769 and $1,107,956, respectively, of contract fulfillment costs which mainly represent bunker expenses incurred prior to commencement of loading relating to the Company’s voyage charters. These costs are recorded in “Other current assets” in the consolidated balance sheets.

As of December 31, 2024 and 2025, revenues relating to undelivered performance obligations of the Company’s voyage charters amounted to $5.4 million and $10.8 million, respectively. The Company recognized the undelivered performance obligation as of December 31, 2024 as revenues in the first quarter of 2025. The Company will recognize the undelivered performance obligation as of December 31, 2025 as revenues in the first quarter of 2026.

13.	Vessel Operating Expenses

The amount in the accompanying consolidated statements of comprehensive income are analyzed as follows:

	Year ended December 31,
	2023	2024	2025
Vessels’ Operating Expenses
Crew wages and related costs	13,452,713	13,899,451	19,817,861
Insurance	1,168,486	1,300,635	1,665,173
Repairs and maintenance	3,884,234	3,800,814	5,483,633
Spares and consumable stores	4,821,081	4,713,148	7,416,239
Miscellaneous expenses	2,315,920	2,658,686	3,338,629

Total	25,642,434	26,372,734	37,721,535

14.	Other operating income

The amounts of $1,900,000 and $885,443 included within “Other operating income” for the years ended December 31, 2024 and 2025, respectively, in the consolidated statement of comprehensive income related to collections of claims in connection with repairs undertaken in prior years.

15.	Income Taxes

Under the laws of the countries the Company (which includes its subsidiaries) are incorporated and/or Company’s vessels are registered, the Company is not subject to tax on international shipping income, however, they are subject to registration and tonnage taxes, which have been included in Vessels’ operating expenses in the consolidated statements of comprehensive income.

Pursuant to the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country which grants an equivalent exemption from income taxes to U.S. corporations. The Company satisfies these initial criteria. In addition, these companies must be more than 50% owned by individuals who are residents, as defined, in the country of incorporation or another foreign country that grants an equivalent exemption to U.S. corporations. The Company also currently satisfies the more than 50% beneficial ownership requirement.

16.	Commitments and Contingencies

•

From time to time the Company expects to be subject to legal proceedings and claims in the ordinary course of its business, principally relating to personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Currently, the Company is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

•

Future minimum contractual charter revenues, gross of commissions, based on vessels committed to non-cancellable, time charter contracts as of December 31, 2025, amount to $14,863,294 during the twelve months ending December 31, 2026 and $7,294,950 during the twelve months ending December 2027.

•

As of December 31, 2025, the Company had total obligations under the memoranda of agreements (Note 3) for the acquisitions of the five handysize drybulk vessels, the product tanker vessel and the post panamax bulker vessel “Post Marvel” of $129,510,000, out of which $124,350,000 will be paid in cash and $5,160,000 in Company’s common shares, due during the twelve months ending December 31, 2026.

17.	Subsequent events

On January 12 and on April 3, 2026, the vessels “Post Marvel” and “Eco Crossfire”, respectively, were delivered to the Company (Note 3).

On February 9, 2026, the Company’s Board of Directors approved a stock repurchase plan for an amount of up to $10,000,000 to be used for repurchasing the Company’s common shares. The Company completed the repurchase of 546,679 shares paying an average price per share of $4.12 and $2.3 million up until today.

On March 9, 2026, the Company declared dividends amounting to $435,246 to the holders of the Company’s Series A Preferred Shares.

Subsequent to December 31, 2025, military conflict involving Iran disrupted vessel transit in and around the Strait of Hormuz. At the date of the issuance of these consolidated financial statements the Company had two drybulk vessels awaiting for charterers instructions regarding transit in the area and cannot predict the duration or financial effect of this matter.